UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IMPAX LABORATORIES, LLC

(Name of Subject Company (Issuer))

IMPAX LABORATORIES, LLC

(Name of Filing Person (Issuer))

2.00% CONVERTIBLE SENIOR NOTES DUE 2022

(Title of Class of Securities)

45256BAE1

(CUSIP Number of Class of Securities)

Impax Laboratories, LLC

30831 Huntwood Ave

Hayward, CA 94544

Telephone: (510) 240-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:

CHARLES RUCK, ESQ.

R. SCOTT SHEAN, ESQ.

WESLEY C. HOLMES, ESQ.

RYAN K. DEFORD, ESQ.

LATHAM & WATKINS LLP

885 THIRD AVENUE

NEW YORK, NEW YORK 10022-4834

(212) 906-1200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*:	AMOUNT OF FILING FEE**:
$600,000,000	$74,700

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes Due 2022 (the “Notes”), as described herein, is $600,000,000, representing 100% of the principal amount of Notes outstanding as of May 7, 2018.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,700	Filing Party: Impax Laboratories, LLC
Form or Registration No.: 005-48867	Date Filed: May 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018, by Impax Laboratories, LLC, a Delaware limited liability Company (the “Company”). The Schedule TO was filed by the Company, with respect to the obligation of the company to purchase from each holder (the “Holder”), each $1,000 principal amount of the Company’s 2.00% Senior Convertible Notes due 2022 (the “Notes”), plus accrued and unpaid interest to, but excluding, June 15, 2018, pursuant to the terms and conditions of the Company Repurchase Notice, Notice of Entry into Supplemental Indenture, and Offer to Repurchase to Holders of 2.00% Convertible Senior Notes due 2022, dated May 7, 2018 (the “Offer to Repurchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the Indenture and the Notes.

The Schedule TO was, and this Amendment No. 1 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO, including the Fundamental Change Notice, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Notice of Fundamental Change.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

“The cash tender offer, which commenced on May 7, 2018, expired at 11:59 p.m., New York City time, on Monday, June 4, 2018 (the “Exercise Expiration Date”). Subject to the terms and conditions of the Offer to Repurchase, the Company accepted for purchase all Notes that had been validly surrendered and not validly withdrawn prior to the Exercise Expiration Date, in the principal aggregate amount of $599,367,000 representing approximately 99.9% of all outstanding Notes.

The Company promptly deposited with the Depository Agent an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Exercise Expiration Date, and instructed the Depository Agent to promptly distribute the payment in accordance with the procedures as outlined in the Company Repurchase Notice, Notice of Entry into Supplemental Indenture, and Offer to Repurchase to Holders of 2.00% Convertible Senior Notes due 2022.”

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

“On June 5, 2018, the Company issued a press release announcing the results of the cash tender offer, which expired at 11:59 p.m., New York City time, on Monday, June 4, 2018. A copy of such press release is filed as Exhibit (a)(1)(D) to this Schedule TO and incorporated herein by reference.”

Item. 12	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

“(a)(1)(D) Press Release, dated June 5, 2018, issued by the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPAX LABORATORIES, LLC

By:	/s/ Bryan M. Reasons
Name:	Bryan M. Reasons
Title:	Chief Financial Officer
Dated:	June 7, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of 2.00% Convertible Senior Notes Due 2022, dated May 7, 2018.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Summary Advertisement published on May 7, 2018.

(a)(1)(D)	Press Release, dated June 5, 2018, issued by the Company.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 30, 2015 between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 30, 2015).

(d)(2)	First Supplemental Indenture, dated as of November 6, 2017, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 7, 2017).

(d)(3)	Second Supplemental Indenture, dated as of May 4, 2018, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated May 7, 2018).

(d)(4)	Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among the Company, Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a whollyowned subsidiary of the Company, and K2 Merger Sub Corporation (“Merger Sub”), a whollyowned subsidiary of Holdco and an indirect wholly-owned subsidiary of the Company, as amended on November 21, 2017 and December 16, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 17, 2017).

(d)(5)	Confirmation regarding the base call option transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.2 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(6)	Confirmation regarding the additional call option transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.4 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(7)	Confirmation regarding the base warrant transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.1 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(8)	Confirmation regarding the additional warrant transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(9)	Termination Agreement dated as of May 7, 2018 with respect to the base call option transaction confirmation, additional call option transaction confirmation, base warrant transaction confirmation and additional warrant transaction confirmation, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.5 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated May 7, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on May 7, 2018 as an exhibit to the Schedule TO.